82-2911

02028441

02 APR 16

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Center, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
Cadre Resources Ltd.	02	01	31	02	03	28

ISSUER ADDRESS				
Box # 48836, Bentall Center, 595 Burrard Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V7X 1A8	(250) 447-9149	(250) 447-6641
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
R. Page Chilcott		Director		(250) 447-6641
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
investorrelations@cadreresources.com		cadreresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained therein. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"R. Page Chilcott"	R. Page Chilcott	02	03	28
"Stanley L. Sandner"	Stanley L. Sandner	02	03	28

FIN51-901F Rev.2000/12/19

PROCESSED
MAY 01 2002
THOMSON FINANCIAL
4/23

SCHEDULE A: FINANCIAL INFORMATION

See attached consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

CADRE RESOURCES LTD.

(an exploration stage company)

BALANCE SHEETS

January 31, 2002 and October 31, 2001

(Expressed in U.S. dollars)

Unaudited

	January 31 2002	October 31 2001
ASSETS		
Current		
Cash	$ 1,702	$ 2,462
Receivables	4,658	4,246
	$ 6,360	$ 6,708
LIABILITIES		
Current		
Accounts payable	$ 498,105	$ 473,554
Amounts owing to shareholders (Note 4)	143,629	360,109
	641,734	833,663
SHAREHOLDERS' EQUITY		
Share capital (Notes 2 and 5)		
Authorized		
100,000,000 common shares without par value		
100,000,000 preferred shares without par value		
Issued and outstanding		
7,857,715 common shares		
(October 31, 2001 – 7,857,715 common shares)	4,549,205	4,549,205
Deficit	(5,184,580)	(5,376,160)
	(635,374)	(826,955)
	$ 6,360	$ 6,708

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(An exploration stage company)

STATEMENTS OF LOSS AND DEFICIT

For the Three Months Ended January 31, 2002 and 2001

(Expressed in U.S. dollars)

Unaudited

	2002	2001
Expenses		
Accounting and audit	$ -	$ -
Bank charges and interest	57	5,293
Consulting fees	-	-
Depreciation	-	400
Foreign exchange	(5,311)	5,445
Legal fees	772	9,437
Management fees	26,663	27,650
Office and printing	1,301	250
Shareholder costs and listing fees	346	3,298
Telephone	223	145
Travel and promotion	850	1,250
Miscellaneous	-	-
Loss before undernoted items	24,900	53,168
Write-down shareholder loans	(216,480)	-
Net profit	(191,580)	53,168
Deficit, beginning of period	5,376,160	5,15,294
Deficit, end of period	$ 5,184,580	$ 5,178,462

See accompanying notes to financial statements

CADRE RESOURCES LTD.

(An exploration stage company)

STATEMENTS OF CASH FLOWS

For The Three Months Ended January 31, 2002 and 2001

(Expressed in U.S. dollars)

Unaudited

	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net profit for the period	$ 191,579	$ (53,168)
Items not affecting cash:		
Depreciation	-	400
Write-off mineral concessions	-	-
	191,579	(52,768)
Changes in non-cash operating working capital items	(192,338)	(156,788)
	(759)	(209,556)
INVESTING		
Mineral concession expenditures	-	-
Fixed assets	-	-
	-	-
FINANCING		
Share capital issued	-	123,750
Net cash flow	(759)	(85,806)
Cash, beginning of period	2,462	101,862
Cash, end of period	$ 1,703	$ 16,056

See accompanying notes to financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on March 1, 1988 under the laws of the Province of British Columbia and is considered an exploration stage company since it has not, as yet, achieved commercial production on any of its mineral properties.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing or generate profitable operations in the future.

	January 31 2002	October 31 2001
Deficit	$ (5,184,580)	$ (5,376,160)
Working capital (deficiency)	(635,374)	(826,955)

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and reflect the significant accounting policies outlined below.

These interim financial statements should be read in conjunction with the most recent annual financial statements.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates

Foreign currency translation

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are translated in effect at the time of the transaction. Gains and losses on translation are included in the statement of operations.

Stock options

The Company grants options in accordance with the policies of the Canadian Venture Exchange (the "CDNX") and other applicable regulatory authorities. No compensation expense is recognized when stock options are granted. Consideration received by the Company for common shares on exercise of the stock options is credited to capital stock.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable, amounts due to shareholders and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

CADRE RESOURCES LTD.

(An exploration stage company)

Notes to the Financial Statements

January 31, 2002 and 2001

(Expressed in U.S. dollars)

Unaudited

4. AMOUNTS OWING TO SHAREHOLDERS

		January 31 2002		October 31 2001
Advances from shareholders, non-interest bearing, unsecured with no fixed terms of repayment.	$	143,629	$	143,629
Loans from shareholders bearing interest at 12% per annum, unsecured with no fixed terms of repayment		0		216,480
	$	356,149	$	344,269

Loans from shareholders at October 31, 2001 include accrued and unpaid interest $84,480.

The Company has been unable to contact the shareholders for several years and has written off the balances at January 31, 2002.

5. SHARE CAPITAL

Changes in issued share capital:

	Number of Shares		Amount
Balance as at October 31, 2001	7,857,715	$	4,549,205
Shares issued on debt settlement	-		-
Shares issued on debt conversion	-		-
Shares issued on exercise of options	-		-
Shares issued on exercise of warrants	-		-
Shares issued for private placements	-		-
Shares issued for mineral property	-		-
Balance as at January 31, 2002	7,857,715	$	4,549,205

As at January 31, 2002, the Company's outstanding stock options to certain directors and employees were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)	Expiry Date
25,000	$ .20	April 22, 2004
100,000	$ .20	February 7, 2005
245,000	$ .20	February 2, 2006
375,000	$ .15	May 25,2006
745,000		

(Expressed in U.S. dollars)

As at January 31, 2002 the Company's outstanding warrants were as follows:

Number of Common Shares	Exercise Price Per Share ($CAD)	Expiry Date
Nil		

6. RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued management fees of $26,663 to companies controlled by directors.

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from GAAP in the United States. The material difference between Canadian and United States GAAP affecting the Company's consolidated financial statements are summarized as follows:

(a) Exploration expenses

U.S. GAAP prefers that exploration costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows exploration costs to be deferred during the exploration stage.

(b) Accounting for income taxes

U.S. GAAP requires, pursuant to Statement of Financial Accounting Standard No. 109, that a deferred tax asset amount be recognized for loss carry-forwards. Although the Corporation has Canadian non-capital tax loss carry-forwards, due to uncertainty as to utilization prior to their expiry, the deferred tax asset amounts would have been completely offset in these consolidated financial statements by a valuation allowance.

(c) Accounting for Stock-based Compensation

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "*Accounting for Stock-based Compensation*", the Company applies APB Opinion No. 25 "*Accounting for Stock Issued to Employees*" and related interpretations in accounting for its stock-based awards. No compensation cost has been recorded for any period under this method. Using the fair value method for stock based compensation, additional costs of approximately $39,848, $21,462, and $41,527, would have been recorded for the periods ended October 31,2000, 1999, and 1998 respectively.

(d) Earnings per Share

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "*Earnings per Share.*" SFAS 128 establishes standards for computing and presenting earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. The implementation of SFAS 128 did not have any impact on the Company as under both US and Canadian GAAP the weighted average shares outstanding is used for the purposes of calculating basic earnings (loss) per share.

(Expressed in U.S. dollars)

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd

e) Reporting comprehensive income

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which establishes rules for the reporting of comprehensive income and its components. Adoption of this statement had no impact on the Company's financial position, results of operations or cash flows.

f) Accounting for derivative instruments and hedging activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"),"Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of the statement has had no significant impact on the Company's financial statements.

g) Flow through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital. Once the qualifying expenditures are made, the carrying values of both the mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company's effective tax rate of approximately 45% for 2001 and 2000. Under current Canadian GAAP, deferred income taxes are based on an income statement approach which does not require recognition of a deferred tax liability on the balance sheet. In addition,

Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds that are to be spent within the current period to be included with cash and cash equivalent for purposes of classification on the balance sheet and statement of changes in financial position. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

United States GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds that are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

The effect of the adjustments that would have been made under United States GAAP related to the flow-through shares issued since inception of the Company would be to decrease share capital and to decrease deficit resulting in no effect on shareholders equity.

(Expressed in U.S. dollars)

8. SUBSEQUENT EVENTS

a) The Company has entered into a technology license agreement with Falcon Concentrators International Inc. ("Falcon") granting to the Company, rights within Venezuela. The rights include exclusive access to Falcon's technology, discounts on purchases of Falcon equipment and royalties on sales within Venezuela to third parties. The term of the license is twenty years.

Consideration for the acquisition of the technology license consists of the issuance of 1,800,000 common shares of the Company as follows:

i) 540,000 common shares upon CDNX acceptance.
ii) 540,000 common shares following completion of successful bulk sampling campaign using Falcon's pilot-scale concentrator.
ii) 720,000 common shares upon presentation of a positive 'bankable' feasibility study.

This transaction is subject to regulatory approval.

b) The Company negotiated a non-brokered private placement consisting of 1,000,000 units at $0.20 per unit for total proceeds of $200,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant entitling the holder to purchase an additional common share of the Company at CDN$0.40 per share for a period of two years. A 10% finders fee is payable on the transaction. This transaction is subject to regulatory approval.

c) The Company has agreed to settle CDN$694,559 of trade payables in exchange for the issuance of 2,778,180 common shares of the Company at an agreed value of CDN$0.25 per share. This transaction is subject to regulatory approval.

d) Stock options on 114,000 shares were exercised for a value of CDN$17,100.

SCHEDULE B - SUPPLEMENTAL INFORMATION

1) Analysis of expenses and deferred costs

See attached financial statements

2) Related party transactions

See attached financial statements

3) Summary of securities issued and options granted during the period

a) Summary of securities issued

Date of Issue	Type of Security	Type of Issue	# of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid

NIL

b) Summary of options granted

Date	# of shares	Optionee	Price	Expiry

4) Summary of securities as at the end of the reporting period

See attached financial statements

5) Directors & Officers of the company - Stanley Sandner – Chairman & CEO
David R. Hagler
R. Page Chilcott - President
Carlos Bacalao Romer

SCHEDULE C - MANAGEMENT DISCUSSION

Description Of Business

Employing modern technology, the Company is engaged in the acquisition and economic development of alluvial mineral deposits on the lower Caroni River, Venezuela. These deposits contain gold, diamonds, titanium and fresh water sand and gravel. In addition, the exploitation process will use ecologically sound and proven processes to remove existing pollutants.

Operations And Financial Condition

a) Loss - The Company incurred a net loss on operations of $24,900 for the period compared to a net loss of $53,168 for the same period in the prior year. This amounts to an decrease of $28,268 due to variations in expenses primarily foreign exchange and legal costs.
b) Mineral Properties - The Company has written off all investment in mineral concessions. Negotiations to acquire the Rosita 1 concession are ongoing. Successful conclusion will depend upon the Company obtaining adequate financing and government approvals..
c) The Company is planning a feasibility study to include a bulk-sampling program and pilot-plant. Positive results will lead to a second phase, full-scale technical, economic and environmental study of the large-scale exploitation potential of the district. Concession tenure, titles and permitting along with government acquiescence and support would be included in this second phase. Completion of this phase will include operating and capital costs of the project.
d) Investor Relations - The Company currently has no agreements to provide investor relation services. Discussions have been held with various parties.

Financing

Subsequent to the period end, the company successfully negotiated a private placement for $200,000 and agreed to settle $694,559 of trade payables into 2,778,180 common shares of the Company. Both transactions are subject to regulatory acceptance. Stock options were exercised for a total of CDN$17,100. All funds are to be used for working capital.

Liquidity And Solvency

The Company has incurred losses since inception and has a working capital deficiency of $635,374. These factors create significant doubt as to the ability of the Company to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements currently being considered, the continuing support of its creditors or the completion of a business combination with a company which would assist in obtaining necessary financing.